UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant's name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion® Unveils SentieM™ Technologies, Bringing Unmatched Innovation to Mobile WiMAX™ Networks. Dated February 7th, 2008	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 7th, 2008	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Contacts
Efrat Makov, CFO	Claudia Gatlin, Investor Relations
+972-3-645-6252	+212-830-9080
+760-517-3187	claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

Alvarion® Unveils SentieM™ Technologies, Bringing
Unmatched Innovation to Mobile WiMAX™ Networks

Beyond-standard unique technologies to increase coverage, capacity and enhance user experience in networks using Alvarion's 4Motion® solution

Tel Aviv, Israel, February 7, 2007 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today unveiled SentieM™ technologies, which surpass the Mobile WiMAX™ basic technologies and provide better coverage, capacity and throughput per user to operators using Alvarion’s end-to-end Mobile WiMAX 4Motion® solution. SentieM includes Advanced Antenna and Radio Resource technologies in addition to Distributed Network capabilities, improving the economics for operators and the quality of service for subscribers.

The company’s SentieM technologies, designed to comply with the IEEE 802.16e-2005 standard and WiMAX Forum® Mobile WiMAX specifications, optimize the benefits of technologies such as MIMO, Beamforming and SDMA, as well as introduce new capabilities to enhance the overall solution value for operators.

“SentieM technologies are the result of years of extensive and highly advanced technological development, and combine innovation and responsiveness to the market from both operator and subscriber’s point of view,” said Tzvika Friedman, President and CEO of Alvarion. “SentieM technologies enable operators to fully utilize mobile networks and make the most of Mobile WiMAX in order to truly deliver on its promise to the market.”

SentieM technologies include:

—	On-demand Collaborative MIMO and Beamforming – enhances coverage and boosts capacities by intelligently utilizing air interface and radio resources.
—	Subscriber independent SDMA technology directing the radio interface at users that create the most efficient network – extends cell capacity to any device on the network.
—	Self-learning algorithm for rate adaptation that modifies itself according to variations in the channel’s condition – provides better performance and maximizes capacity.
—	Distributed radio architecture – enables all base stations to coordinate and negotiate with each other, resulting in less delay, less latency and fast response time.

—	Hierarchical ASN-GW network architecture – provides network survivability with localized mobility, a key factor when designing and deploying a WiMAX network.
—	High-quality voice service by optimizing scheduling – allows a higher capacity of users on the network, adaptively managing the air interface and providing superior voice services which are near wire-line in quality.

“Mobile networks should incorporate a robust and self-sustaining intelligence to cope with the complexities of varying wireless media and network conditions,” explained Dr. Ze’ev Roth, CTO of Alvarion. “Therefore, we believe that a solution that goes beyond standard compliance, and intelligently encompasses the capabilities of Mobile WiMAX, adds value in many aspects. Coverage, capacity and quality of service are important requirements for a Mobile WiMAX network. SentieM is aimed at enabling a superior network, which offers best-in-class performance for Mobile WiMAX solutions.”

About Alvarion
With more than 3 million units deployed in over 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Alvarion is leading the market to Open WiMAX architecture with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company’s prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.

“WiMAX Forum” is a registered trademark of the WiMAX Forum. “WiMAX,” the WiMAX Forum logo, “WiMAX Forum Certified” and the WiMAX Forum Certified logo are trademarks of the WiMAX Forum.

"Alvarion" and "4Motion" are the registered trademarks of Alvarion Ltd. "SentieM" is trademark of Alvarion Ltd.

All other companies’ names, products, services may be the properties of their respective owners.